4imprint Group plc

04030320

RECEIVED

2004 MAY 24 P 12:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

MAY 24 2004

THOMSON FINANCIAL

SUPPL

SUPPL

17 May 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
17.05.04	LSE Notification – SVG Capital plc – shares acquired The Strategic Recovery Fund SCG Capital plc SRF Co-Investment Scheme SVG UK Focus Fund

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

dlw 5/24

Craig Slater

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 196082

RECEIVED

2004 MAY 24 P 12:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest SVG CAPITAL
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them THE STRATEGIC RECOVERY FUND LIMITED PARTNERSHIP (L.P. 914) ("SRF") 781,343 SVG CAPITAL plc SRF CO-INVESTMENT SCHEME ("CIS") 768,657 SVG UK FOCUS FUND 1,140,000

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
—	—	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 P	17-05-04	17-05-04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
SRF 781,343 CIS 768,657 SVG UK focus Fund 1,140,000	SRF 2.72% CIS 2.67% SVG UK focus fund 3.97%

14. Any additional information	15. Name of contact and telephone number for queries
PLEASE SEE ATTACHED	TIM HALLAM 0161 272 4027

16. Name and signature of authorised company official responsible for making this notification

DAVID SEEKINGS
COMPANY SECRETARY

Date of notification 17-05-04

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

SVG Capital

SVG Investment Managers Limited
Burleigh House, 357 Strand
London WC2R 0HS
Tel +44 (0)20 7010 8900
Fax +44 (0)20 7240 5346

www.svgcapital.com

17 May 2004

4imprint Group plc
Park 17
Moss Lane
Whitefield
Manchester
M45 8FJ

Fax number: 0161 272 4001

For the attention of: The Company Secretary

Dear Sirs

Notification of interest in shares under section 198 Companies Act 1985 ("the Act")

SVG Capital plc ("SVG Capital") of 31 Gresham Street London EC2V 7QA, SVG Investment Managers Limited ("SVG IM") of Burleigh House, 357 Strand, London WC2R 0HS and SVIIT Investment Funds (Dublin) plc of 2nd Floor, IFSC House, International Financial Services Centre, Dublin 1, Ireland ("SVIIT Dublin") are interested in the ordinary shares of:

4imprint Group plc (the "Company"),

as set out below. These interests represent all the interests of SVG Capital, SVG IM and SVIIT Dublin in the issued ordinary share capital of the Company.

In respect of The Strategic Recovery Fund Limited Partnership (L.P. 9141) ("SRF")

Entity	Nature of interest	Total number of shares held in the Company
SVG IM	In its capacity as general partner on behalf of the SRF.	781,343
SVG Capital	In respect of the same shares in its capacity as a special limited partner of the SRF.	

In respect of the SVG Capital plc SRF Co-investment Scheme ("CIS")

Entity	**Nature of interest**	**Total number of shares held in the Company**
SVG IM	In its capacity as manager of the CIS.	768,657
SVG Capital	In respect of the same shares in its capacity as a co-investor through the CIS.	

In respect of the SVG UK Focus Fund, a sub fund of SVIIT Dublin

Entity	**Nature of interest**	**Total number of shares held in the Company**
SVG IM	In its capacity as the investment manager of the SVG UK Focus Fund.	1,140,000
SVIIT Dublin	In respect of the same shares as above in its capacity as beneficial owner.	

By reason of section 203 of the Act, SVG Capital is also taken to be interested in the above shares, by reason of it being the parent company of SVG IM.

The registered holder of all the above shares in the Company is Barfield Nominees Limited of Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3DA, Channel Islands.

This notification is given on behalf of SVG Capital plc, SVG Investment Managers Limited and SVIIT Investment Funds (Dublin) plc.

Yours faithfully,

For and on behalf of
SVG Capital plc
SVG Investment Managers Limited
SVIIT Investment Funds (Dublin) plc